UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 8, 2024

NuStar Energy L.P.

(Exact name of registrant as specified in its charter)

Delaware	001-16417	74-2956831
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

19003 IH-10 West
San Antonio, Texas 78257
(Address of principal executive offices)

Registrant’s telephone number, including area code: (210) 918-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Ticker Symbol	Name of each exchange on which registered
Common units	NS	New York Stock Exchange
8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	NSprA	New York Stock Exchange
7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	NSprB	New York Stock Exchange
9.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	NSprC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously reported, on January 22, 2024, NuStar Energy L.P., a Delaware limited partnership (“NuStar”), Sunoco LP, a Delaware limited partnership (“Sunoco”), Saturn Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Sunoco (the “Merger Sub”), Riverwalk Logistics, L.P., a Delaware limited partnership (the “NuStar GP”) and sole general partner of NuStar, NuStar GP, LLC, a Delaware limited liability company (the “NuStar Managing GP”) and the sole general partner of NuStar GP, and Sunoco GP LLC, a Delaware limited liability company (the “Sunoco GP”) and sole general partner of Sunoco, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into NuStar (the “Merger,” and the effective time of the merger, the “Effective Time”), with NuStar surviving the Merger as the surviving entity and a subsidiary of Sunoco (the “Surviving Entity”).

The respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). As previously disclosed, Sunoco and NuStar each made their respective filings required under the HSR Act on February 5, 2024. Sunoco voluntarily withdrew its HSR Act notification and report form and refiled it on March 8, 2024. Effective as of 11:59 p.m. Eastern Time on April 8, 2024, the applicable waiting period under the HSR Act expired.

On April 9, 2024, Sunoco and NuStar released a joint press release announcing the expiration of the waiting period under the HSR Act. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit

Exhibit 99.1	Joint Press Release, dated as of April 9, 2024.
Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction between Sunoco and NuStar, Sunoco filed a Registration Statement on February 26, 2024, as amended on March 20, 2024 (http://www.sec.gov/Archives/edgar/data/d464008ds4a.htm/000119312524072729/0001193125-24-072729-index.html), which includes a prospectus with respect to Sunoco’s units to be issued in the proposed transaction and a proxy statement for NuStar’s common unitholders (the “Proxy Statement/Prospectus”), and each party may file other documents regarding the proposed transaction with the SEC. The Registration Statement was declared effective by the SEC on April 3, 2024. NuStar filed the Definitive Proxy Statement/Prospectus with the SEC on April 3, 2024 (https://www.sec.gov/Archives/edgar/data/1110805/000119312524086017/d464008ddefm14a.htm), and it was first mailed to NuStar common unitholders on or about April 3, 2024. This current report on Form 8-K is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that Sunoco or NuStar (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SUNOCO AND NUSTAR ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus, as well as other filings containing important information about Sunoco or NuStar, without charge at the SEC’s website, at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco will be available free of charge on Sunoco’s website at https://www.sunocolp.com/investors. Copies of the documents filed with the SEC by NuStar will be available free of charge on NuStar’s website at https://investor.nustarenergy.com. The information included on, or accessible through, Sunoco’s or NuStar’s website is not incorporated by reference into this current report on Form 8-K.

Participants in the Solicitation

Sunoco, NuStar and the directors and certain executive officers of their respective general partners may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NuStar’s general partner is set forth in (i) NuStar’s Definitive Proxy Statement/Prospectus for the transaction (https://www.sec.gov/Archives/edgar/data/1110805/000119312524086017/d464008ddefm14a.htm), which was filed with the SEC on April 3, 2024, including under the headings “Units Beneficially Owned by Directors and Executive Officers,” “Recommendation of the NuStar Managing GP Board and Reasons for the Merger,” “Interests of NuStar Managing GP’s Directors and Executive Officers in the Merger,” “Securities Ownership of Certain Beneficial Owners and Management” and “Sunoco GP Director,” (ii) NuStar’s proxy statement for its 2024 annual meeting of unitholders (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1110805/000111080524000010/ns-20240306.htm), which was filed with the SEC on March 6, 2024, including under the sections entitled “Information About Our Executive Officers,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Pay Ratio,” “Grants of Plan-Based Awards,” “Outstanding Equity Awards,” “Option Exercises and Units Vested,” “Pension Benefits,” “Nonqualified Deferred Compensation,” “Potential Payments Upon Termination or Change of Control,” “Pay Versus Performance,” “Director Compensation” and “Security Ownership,” (iii) NuStar’s Annual Report on Form 10-K for the year ended December 31, 2023 (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1110805/000111080524000007/ns-20231231.htm), which was filed with the SEC on February 22, 2024, including under the sections entitled “Item. 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” and “Item 13. Certain Relationships and Related Transactions and Director Independence” and (iv) subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of Sunoco’s general partner is set forth in (i) Sunoco’s Annual Report on Form 10-K for the year ended December 31, 2023, (https://www.sec.gov/ix?doc=/Archives/edgar/data/1552275/000155227524000013/sun-20231231.htm), which was filed with the SEC on February 16, 2024, including under the sections entitled “Item. 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence” and (ii) subsequent statements of changes in beneficial ownership on file with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” as defined by federal securities law. These forward-looking statements generally include statements regarding the potential transaction between Sunoco and NuStar, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding Sunoco’s and NuStar’s future expectations, beliefs, plans, strategies, objectives, estimates, predictions, projections, assumptions, intentions, resources, results of operations, financial condition and cash flows, future events or performance and the future impact of economic activity and the actions by oil-producing nations on their respective businesses. These forward-looking statements can generally be identified by the words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the current judgment of Sunoco’s and NuStar’s management regarding the direction of their respective businesses, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this Current Report on Form 8-K. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite NuStar unitholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the effects of disruption to Sunoco’s or NuStar’s respective businesses; the effect of the potential transaction on the parties’ unit prices; the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control; transaction costs; Sunoco’s ability to achieve the benefits from the proposed transaction, Sunoco’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include those described in Item 1A of Sunoco’s Annual Report on Form 10-K, filed with the SEC on February 16, 2024, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are available on Sunoco’s website at https://www.sunocolp.com/investors/sec-filings and on the SEC’s website at http://www.sec.gov; those risks described in Item 1A of NuStar’s Annual Report on Form 10-K, filed with the SEC on February 22, 2024, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are available on NuStar’s website at https://investor.nustarenergy.com/sec-filings and on the SEC’s website at http://www.sec.gov; and the risks described in NuStar’s Definitive Proxy Statement/Prospectus for the transaction (https://www.sec.gov/Archives/edgar/data/1110805/000119312524086017/d464008ddefm14a.htm), filed with the SEC on April 3, 2024. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, the actual results may vary materially from those described in any forward-looking statement. Other unknown or unpredictable factors could also have material adverse effects on future results. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this Current Report on Form 8-K. Sunoco and NuStar do not intend to update these statements unless required by the securities laws to do so, and Sunoco and NuStar undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NuStar Energy L.P.

By:	Riverwalk Logistics, L.P. its general partner

	By:	NuStar GP, LLC its general partner

Dated: April 9, 2024	By:	/s/ Amy L. Perry
	Name:	Amy L. Perry
	Title:	Executive Vice President-Strategic Development and General Counsel

Exhibit 99.1

Sunoco LP and NuStar Energy L.P. Announce Expiration of Hart-Scott-Rodino Act Waiting Period

DALLAS, April 9, 2024 - Sunoco LP (NYSE: SUN) (“Sunoco” or “SUN”) and NuStar Energy L.P. (NYSE: NS) (“NuStar” or “NS”) today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), in connection with Sunoco’s pending acquisition of NuStar.

The expiration of the waiting period under the HSR Act satisfies an important condition necessary for the completion of the transaction.

A NuStar unitholder vote is scheduled for May 1, 2024 at 9:00 am Central Time. The details of the NuStar Special Meeting, including the terms of the proposed acquisition, have been outlined in the NuStar Definitive Proxy Statement, filed on April 3, 2024 with the Securities and Exchange Commission (the “SEC”). The transaction is expected to close shortly after unitholder approval.

NuStar unitholders are anticipated to receive Sunoco’s distributions for the first quarter of 2024 following the closing of the transaction.

Sunoco LP (NYSE: SUN) is a master limited partnership with core operations that include the distribution of motor fuel to approximately 10,000 convenience stores, independent dealers, commercial customers and distributors located in more than 40 U.S. states and territories as well as refined product transportation and terminalling assets in the U.S. and Europe. SUN's general partner is owned by Energy Transfer LP (NYSE: ET).

About NuStar

NuStar Energy L.P. (NYSE: NS) is an independent liquids terminal and pipeline operator. NuStar currently has approximately 9,500 miles of pipeline and 63 terminal and storage facilities that store and distribute crude oil, refined products, renewable fuels, ammonia and specialty liquids. The partnership’s combined system has approximately 49 million barrels of storage capacity, and NuStar has operations in the United States and Mexico. For more information, visit NuStar Energy L.P.’s website at www.nustarenergy.com and its Sustainability page at https://sustainability.nustarenergy.com/.

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Forward Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Sunoco and NuStar, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, NuStar unitholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, prospects, business and management strategies for the management, expansion and growth of the combined company’s operations, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Sunoco and NuStar to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Sunoco, NuStar or the directors of their respective general partners; the risk that disruptions from the proposed transaction will harm Sunoco’s or NuStar’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; rating agency actions and Sunoco and NuStar’s ability to access short- and long-term debt markets on a timely and affordable basis; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Sunoco’s and/or NuStar’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact NuStar’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; dilution caused by Sunoco’s issuance of additional units representing limited partner interests in connection with the proposed transaction; fees, costs and expenses and the possibility that the transaction may be more expensive to complete than anticipated; those risks described in Item 1A of Sunoco’s Annual Report on Form 10-K, filed with the SEC on February 16, 2024, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; those risks described in Item 1A of NuStar’s Annual Report on Form 10-K, filed with the SEC on February 22, 2024, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; and those risks that will be more fully described in the registration statement on Form S-4, filed with the SEC and subsequently declared effective on April 3, 2024 (the “Registration Statement”). The disclosures set forth on the Registration Statement are incorporated by reference in this presentation. While the list of factors presented here is, and the list of factors to be presented in the registration statement and the proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this current report on Form 8-K. Sunoco and NuStar do not intend to update these statements unless required by the securities laws to do so, and Sunoco and NuStar undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this current report on Form 8-K.

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Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Sunoco and NuStar, Sunoco filed a Registration Statement on March 20, 2024, which includes a prospectus with respect to Sunoco’s units to be issued in the proposed transaction and a proxy statement for NuStar’s unitholders (the “Proxy Statement/Prospectus”), and each party may file other documents regarding the proposed transaction with the SEC. The Registration Statement was declared effective by the SEC on April 3, 2024. NuStar filed the Definitive Proxy Statement/Prospectus on Schedule DEFM14A with the SEC on April 3, 2024, and it was first mailed to NuStar unitholders on or about April 3, 2024. This current report on Form 8-K is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that Sunoco or NuStar (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SUNOCO AND NUSTAR ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Proxy statement/Prospectus, as well as other filings containing important information about Sunoco or NuStar, without charge at the SEC’s website, at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco will be available free of charge on Sunoco’s website at www.sunocolp.com. Copies of the documents filed with the SEC by NuStar will be available free of charge on NuStar’s website at www.nustarenergy.com. The information included on, or accessible through, Sunoco’s or NuStar’s website is not incorporated by reference into this current report on Form 8-K.

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Participants in the Solicitation

Sunoco, NuStar and the directors and certain executive officers of their respective general partners may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NuStar’s general partner is set forth in (i) its proxy statement for its 2024 annual meeting of unitholders (https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1110805/000111080524000010/ns-20240306.htm), which was filed with the SEC on March 6, 2024, including under the sections entitled “Information About Our Executive Officers”, “Compensation Discussion and Analysis”, “Summary Compensation Table”, “Pay Ratio”, “Grants of Plan-Based Awards During the Year Ended December 31, 2023”, “Outstanding Equity Awards at December 31, 2023”, “Option Exercises and Units Vested During the Year Ended December 31, 2023”, “Pension Benefits for the Year Ended December 31, 2023”, “Nonqualified Deferred Compensation for the Year Ended December 31, 2023”, “Potential Payments Upon Termination or Change of Control”, “Pay Versus Performance”, “Director Compensation” and “Security Ownership”, (ii) in its Annual Report on Form 10-K for the year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1110805/000111080524000007/ns-20231231.htm), which was filed with the SEC on February 22, 2024, including under the sections entitled “Item. 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” and “Item 13. Certain Relationships and Related Transactions and Director Independence” and (iii) subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of Sunoco’s general partner is set forth in (i) its Annual Report on Form 10-K for the year ended December 31, 2023, (https://www.sec.gov/ix?doc=/Archives/edgar/data/1552275/000155227524000013/sun-20231231.htm) which was filed with the SEC on February 16, 2024, including under the sections entitled “Item. 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence” and (ii) subsequent statements of changes in beneficial ownership on file with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy statement/Prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This current report on Form 8-K is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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Contacts

SUN Investors:	NS Investors:
Scott Grischow	Pam Schmidt
(214) 840-5660	(210) 918-2854
scott.grischow@sunoco.com	pam.schmidt@nustarenergy.com
SUN Media:	NS Media:
Vicki Granado	Chris Cho
(214) 981-0761	(210) 918-3953
vicki.granado@sunoco.com	chris.cho@nustarenergy.com

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